UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

EMERGENT GROUP INC.

(Name of Subject Company – Issuer)

UNIVERSAL HOSPITAL SERVICES, INC.

SUNRISE MERGER SUB, INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.04 Per Share

(Title of Class of Securities)

29089V–20–3

(Cusip Number of Class of Securities)

Rex T. Clevenger

Executive Vice President and Chief Financial Officer

Universal Hospital Services, Inc.

7700 France Avenue South, Suite 275

Edina, Minnesota 55435–5228

Telephone: (952) 893–3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Christopher J. Bellini
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340–2600

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third–party tender offer subject to Rule 14d–1.

☐     issuer tender offer subject to Rule 13e–4.

☐     going–private transaction subject to Rule 13e–3.

☐     amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

On February 6, 2011, Universal Hospital Services, Inc., a Delaware corporation (“Parent”), and Parent’s wholly owned subsidiary, Sunrise Merger Sub, Inc., a Nevada corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Emergent Group Inc., a Nevada corporation (“Emergent Group”), whereby Parent and Merger Sub intend to commence a tender offer to purchase all of the issued and outstanding shares of Emergent Group’s common stock (“Shares”) at a purchase price of $8.46 per share in cash to be followed by a merger of Merger Sub with and into Emergent Group.

The following is (a) the transcript of a conference call held by Parent at 9:00 a.m. CST on Monday, February 07, 2011 to discuss the transaction with its employees and (b) a slide presentation used during such conference call:

Moderator: Timothy Kuck

February 7, 2011

10:00 a.m. ET

Slide 1:

All right, why don’t we go ahead and get started please? All right, welcome everybody to UHS’s corporate employee meeting. We’d like to announce today that we’ve entered into a transaction to acquire a company known as PRI Medical Technologies. It’s a subsidiary of publicly held company called Emergent Group Inc, and I just want to bring you up to speed on the transaction. As you should know, you received a Brainshark e–mail from Gary Blackford, our CEO, this morning and if you haven’t listened to that I’d like to encourage you to do that.

Slide 2:

So on the agenda today, we’ll just talk a little bit about UHS’s objectives, just a reminder on that. And then talk a little bit about how the transaction relates to that and then give you some more information on the transaction itself.

Slide 3:

So, this is a slide that we reviewed at our last employee meeting regarding our objectives for the year, 2011. Again, we’re staying focused on investing in people, process and technology and this transaction really focuses on the third area here, on how we expand our business by trying to do some mergers and acquisitions to grow our business that way.

Slide 4:

So what’s happening here? We are doing a merger with PRI Medical. What essentially that means in terms of a merger transaction is that we create a company that merges into them and then we end up owning that company after the process that we go through that I’ll describe. The process is essentially we signed the transaction over the weekend. In order to assure that the Emergent Group Board of Directors meet their fiduciary duties, they are entering into a period of time called a

“go shop” period, which means they are affirmatively offering the company to the market to someone who would pay higher than we would, per share. And that’s a 21 day period, assuming that no one offers or makes a superior offer, then we can move forward with asking the market to tender their shares to us, and then when the shareholders tender their shares to us then we purchase them. There’s some – once we get to a certain level, then we can move forward and close the transaction.

This transaction is really a focus on growing PRI’s business. I’ll talk a little bit about the business, but this is not a cost synergy transaction. We’re really looking at taking their company and our company and utilizing our resources to really grow the business that they’re in.

PRI’s management is staying with the company. The gentleman who is the CEO of the company, whose name is Bruce Haber, and he’s remaining the CEO. He’s going to report in to Diana Vance–Bryan for support out of the corporate office here.

Slide 5:

So what does PRI do? They are a surgical equipment, medical laser technology company. They essentially own about 350 pieces of equipment that are lasers and other kinds of surgical tools. I think of it in terms of cutting and freezing and reducing hard and soft tissues. So they’ve got 130 employees out in the field, they have a sales organization and then they have a number of OR technicians that go into the OR with the surgeon. They usually get to the hospital about an hour early, set up, test the equipment, stay in through the procedure. At the end of the procedure they bill for the procedure and leave. Their technicians do about 1.6 – on average 1.6 cases a day.

They’re in 16 states, so we have a lot of opportunity to extend their business into the rest of the market.

Slide 6:

I just mentioned some of these procedures here that you can see that they service, and the PRIMedical.net website does really a nice job of describing their business and the equipment that they offer and the services that they offer.

Slide 7:

So again, like I mentioned, this is a revenue synergy transaction. We’re really looking to grow their top line. They do about 30 million of revenue right now so we want to double, triple, quadruple that by helping them out with our relationships and with our strategies. Gives a great opportunity for all of UHS employees, I think, to learn new things and to be involved in different businesses.

I think that you know there’s a lot of opportunity out in the field for some of our folks to move into this OR technician role that they have, and we’ll be talking more about that as we go forward.

Slide 8:

So just again, on the timeline of the transaction, we announced it this morning. We have this 21 day “go shop” period. They have an investment banker that’s retained to do that. That same investment banker, by the way, issued a fairness opinion to their board last night that said the purchase price for the shares at $8.46 is fair and so they have that in hand and now the investment banking firm is going to go out and talk to the market about other opportunities for their shareholders.

So we expect this to close in 45 to 90 days and we’ll keep you posted on anything that happens between then. So they remain a public company until the point where we acquire enough shares that we acquire all the shares and then we deem us the company and it’s a wholly owned subsidiary of UHS.

Slide 9:	So here’s some SEC disclosure language that you can read at your leisure, it’s in the Brainshark, and that’s it for right now.

Slide 10:

Just wanted to open up for questions. We’re in somewhat of a quiet period on the transaction, but to the extent you have any questions about any of the information that I’ve addressed, I’d be happy to take those now.

Questions

Question 1:	Yes, where are they headquartered?

Response:

They are headquartered in California, north of – northern L.A. You fly – if you fly there direct you fly to Burbank or to LAX and take a cab or drive for an hour and a half. But its – I think the name of the city is Sun Valley, which is a great name, but it’s real close to Burbank. It’s very close, actually, to our district office which is in Burbank.

Back there?

Question 2:	(Who are their primary competitors?)

Response:

Primary competitors was the question. There’s a large company that has a different business model that a lot of people would think is a competitor called HealthTronics. It was a publicly held company until this last summer it was acquired by a firm called Endo

Pharmaceuticals. Their model though, it really focuses on (lithotripsy) and it’s a physician partner model, whereas PRI really focuses for the most part on owning the equipment, 100 percent ownership of the equipment and not doing physician partnerships. That’s the biggest – that’s the biggest competitor, who are really focusing on (lithotripsy).

Then there’s a couple of regional players after that that we’re familiar with. One is roughly comparable to this company, another one is a little bit smaller. And then there’s a bunch of kind of local companies that do some of this work. But there’s clearly opportunities to grow the business in our markets.

(Chris)?

Question 3:	If I understand it right, PRI’s been owned by Emergent for – is it a couple years and if that’s accurate then what’s their history before that?

Response:

Well, its – the questions is what’s been the history of the company? They’ve been actually owned by either Emergent or a predecessor of Emergent, you know back in 2000 or late 1999s, and they had a number of different business and some – and those businesses for the most part – well for all parts practical purposes have been disposed of or closed down. And at one point they actually were a competitor of UHS back in the early 2000 – when I talked to Manny Galvez –, you remember this company? – and I think Jeff sent him over to look at some of their equipment when they went out of our business.

But in any event, they’ve been essentially owned by this Emergent group since early 2000.

Any other questions?

Question 4:	(Did) I hear you say that PRI owns the equipment outright?

Response:

For the most part. The question is does PRI own the equipment, and the answer is in virtually all cases they own the equipment 100 percent. They have some of these physician partnership arrangements, but not a primary strategy of the company.

OK, not seeing any more questions. We’ll go ahead and up the call here. Operator, we appreciate your help.

Operator:	You’re welcome.

Male:	Thank you.

Operator:	Have a nice day.

Male:	You too.

END

PRI Medical Teams Up with UHS Tim Kuck, EVP Strategy & Business Development Universal Hospital Services, Inc. February 7, 2011

2011 Objectives What’s Happening About PRI Medical Working Together Timeline & Important Information Questions Agenda

2011 Objectives: A Greater UHS Invest in People, Process & Technology Grow: Asset360™ / BioMed360™ Patient Care Solutions Traditional Rental & Services Expand: New Product Offerings Mergers/Acquisitions ™

What’s Happening Merger of PRI Medical with UHS Offer for shares expected to commence in early March, 2011, following a 21-day market check period Focus on growing PRI Medical’s services in existing and expanded geographies PRI Medical’s management team remaining with company

About PRI Medical Surgical Technology Solutions Provider of surgical equipment and laser technology to hospitals and surgery centers Service includes equipment, OR technician and disposables Currently operates in 16 states Over 130 employees

PRI Medical Solutions Surgical Procedures: Prostate photovaporization to treat prostate enlargement Cryosurgery for prostate cancer Lithotripsy TMR heart surgery Arthroscopy And other procedures

Benefits of Working Together Expanded solutions for our customers Opportunities for our employees PRI Medical revenue growth National, field and specialty sales strategy

Timeline & Important Information Timeline Offer for shares expected to commence in early March, 2011, following a 21-day market check period Transaction expected to close in 45 – 90 days Important Information Transaction expected to close after completion of tender offer process and is subject to customary closing conditions Until transaction closes, PRI Medical is a separate publicly-held company

Important Information and Where to Find It This presentation is not an offer to purchase or a solicitation of an offer to sell any securities of Emergent Group Inc. ("Emergent Group"). The planned tender offer by Universal Hospital Services, Inc. ("UHS") for all of the outstanding shares of the common stock of Emergent Group has not yet been commenced. Upon commencement of the tender offer, UHS will mail to Emergent Group stockholders an offer to purchase and related materials and Emergent Group will mail to Emergent Group stockholders a solicitation/recommendation statement with respect to the tender offer. UHS will file its offer to purchase with the Securities and Exchange Commission (the "SEC") on Schedule TO and Emergent Group will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. Emergent Group stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Emergent Group stockholders may obtain a free copy of these materials (when available) and other documents filed by UHS or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected).

Quality, Value, Service. All of Us. All the Time.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

This Schedule TO is not an offer to purchase or a solicitation of an offer to sell any Shares.  The offer by Parent for all of the outstanding Shares (the “Offer”) has not yet been commenced.  Upon commencement of the Offer, Parent will mail to Emergent Group’s stockholders an offer to purchase and related materials and Emergent Group will mail to its stockholders a solicitation/recommendation statement with respect to the Offer.  Parent will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Emergent Group will file its solicitation/recommendation statement with the SEC on Schedule 14D–9.  Emergent Group’s stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the Offer.  Emergent Group’s stockholders may obtain a free copy of these materials (when available) and other documents filed by Parent or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO and the Schedule 14D–9 also may be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected) or by contacting Parent at (952) 893–3200.

FORWARD–LOOKING STATEMENTS

This Schedule TO contains forward–looking statements.  These statements are based on Parent’s management’s current expectations and are subject to uncertainty and changes in circumstances.  Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market, regulatory and other factors, including: the risk that the transaction may not be consummated; the risk that regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; the risk that Emergent Group and its wholly owned subsidiary, PRI Medical Technologies, Inc., may not be integrated successfully into Parent; and the risk that the revenue opportunities, cost savings and other anticipated synergies from the transaction may not be fully realized or may take longer to realize than expected.  More detailed information about these factors is contained in Parent’s filings with the SEC.  Parent undertakes no duty to update forward–looking statements.